UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                         Platinum Energy Resources, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)


                                    727659104
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                                 (CUSIP Number)

                                 J. David Rogers
                          c/o JD Capital Management LLC
                         Two Greenwich Plaza, 2nd Floor
                               Greenwich, CT 06830

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022


                                  July 17, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 727659104                     13D                  Page 2 of  5  Pages
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     1   NAME OF REPORTING PERSONS: J. David Rogers
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [_]
                                                          (b)  [X]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS:
                                       PF
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)        [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  UNITED STATES
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                       7    SOLE VOTING POWER: 25,000
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER: 5,586,600
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER: 25,000
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER: 5,586,600
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON: 5,611,600
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                         [_]
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     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11): 25.4%(1)
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     14  TYPE OF REPORTING PERSON*:  IN
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(1) The  percentages  used  herein  and in the  rest of  this  Schedule  13D are calculated based upon 22,070,762 shares of common stock issued and outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q filed on May 12, 2008.

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CUSIP No. 727659104                     13D                  Page 3 of  5  Pages
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Item  1. Security and Issuer.

      The name of the issuer is Platinum Energy Resources, Inc. (the "Company"). The Company's principal executive office is located at 25 Phillips Parkway, Montvale, NJ 07645.

Item  2. Identity and Background.

      This 13D is being filed by Mr. J. David Rogers ("Rogers") in his personal capacity and includes beneficial ownership with respect to the shares of Common Stock held by Tempo Master Fund LP and Tempo Fund LLC (collectively "Tempo"), of which JD Capital Management LLC, a Delaware limited liability company ("JD
Capital") is the investment manager. Mr. Rogers is the managing member of JD Capital.

      The address of the principal business office of the Reporting Person is Two Greenwich Plaza, 2nd Floor, Greenwich, CT 06830.

      Rogers is a U.S. citizen.

Item  3. Source and Amount of Funds or Other Consideration.

      With respect to the shares of JD Capital, working capital of Tempo in the aggregate amount of $18,550,285 was used to purchase the securities referenced in this report. With respect to the shares of Rogers, personal funds in the aggregate amount of $98,750 were used to purchase the securities referenced in this report.

Item  4. Purpose of Transaction.

      Rogers and Tempo acquired all of the securities referenced in this report, and continue to hold such securities, solely for investment purposes in the ordinary course of business. On March 6, 2008, Tempo previously reported its beneficial ownership of 5,586,600 shares of Common Stock on Schedule 13D, inclusive of exercisable warrants to purchase 3,694,200 shares of Common Stock.

Item  5. Interest in Securities of the Issuer.

      (a) 5,611,600 shares of Common Stock, representing 25.4% of the shares of Common Stock outstanding.

      (b) Rogers is deemed to have shared voting and dispositive power with respect to 5,586,600 shares beneficially owned by Tempo by reason of his status as managing member of JD Capital, and sole voting and dispositive power with respect to 25,000 shares of Common Stock purchased by Rogers in his personal capacity.

      (c) During the past 60 days the Reporting Person purchased 25,000 shares of Common Stock at a purchase price of $3.95 per share.

      (d) Inapplicable.

      (e) Inapplicable.

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CUSIP No. 727659104                     13D                  Page 4 of  5  Pages
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Item  6. Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable.

Item  7. Material to be filed as Exhibits.

      Inapplicable.

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CUSIP No. 727659104                     13D                  Page 5 of  5  Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 21, 2008


                               By:    /s/ J. David Rogers
                                   --------------------------------------------
                               Name:  J. David Rogers